Sullivan & Cromwell LLP

28th Floor, Nine Queen’s Road Central,

Hong Kong

December 9, 2005

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

U.S.A.

Re:	ChipMOS TECHNOLOGIES (Bermuda) LTD.
Registration Statement on Form F-3

Dear Sirs:

On behalf of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company organized under the laws of Bermuda (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T under the Securities Act of 1933, as amended, the Company’s registration statement on Form F-3 (the “Registration Statement”), together with certain exhibits thereto, in connection with the registration of US$250,000,000 principal aggregate amount of (i) debt securities and (ii) common shares, par value US$0.01 per share, of the Company.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me in my office in Hong Kong by telephone at 011-852-2826-8608 or by fax at 011-852-2522-2280. In the event that you need to contact me during normal business hours in Washington please feel free to call 212-588-4000 to reach me.

Very truly yours,

/s/ Ling Yang

Ling Yang

cc:	S.K. Chen
Silvia Su
(ChipMOS TECHNOLOGIES (Bermuda) LTD.)

Michael G. DeSombre
(Sullivan & Cromwell LLP)